

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 2, 2008

Mr. Paul Parisotto
President and Chief Executive Officer
Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Canada

> **Re: Blacksands Petroleum, Inc.**
> **Form 10-KSB for Fiscal Year Ended October 31, 2007**
> **Filed January 29, 2008**
> **Form 10-Q for Quarterly Period Ended January 31, 2008**
> **Filed March 24, 2008**
> **Response Letter Dated May 15, 2008**
> **Response Letter Dated August 18, 2008**
> **Form 10-Q for Quarterly Period July 31, 2008**
> **Filed September 15, 2008**
> **Response Letter Dated October 20, 2008**
> **File No. 000-51427**

Dear Mr. Parisotto:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in either the 10-KSB filed on January 29, 2008 or the 10-Q filed on September 15, 2008.

General

1.   We note from your response letters and other filings that you reference an Impact Benefit Agreement dated May 24, 2007 entered into with the Buffalo River Dene Nation ("BRDN"). Please tell us the date upon which that material definitive agreement was filed and the exhibit number assigned within that filing.

Form 10-KSB for the Fiscal Year Ended October 31, 2007

Item 1 – Description and Development of Business, page 3

2.   Your response to prior comment number one from our letter dated September 19,
        2008 discusses future payment obligations and commitments under the Impact
        Benefit Agreement ("IBA"). Please confirm that you will include disclosure of
        the amount and timing of these obligations in management's discussion and
        analysis within your next Form 10-K. Please refer to Item 303(a) of Regulation
        S-K. In responding to this comment, please include a sample of your proposed
        expanded disclosure.

Risk Factors and Uncertainties, page 9

3.   Please expand your disclosure to explain the significance of an IBA in
        relationship to your ability to access and use the A-10 Project Lands (and other
        Traditional Lands). Please also include a risk factor addressing the ramifications
        resulting from an inability to obtain or retain an Impact Benefit Agreement.
        Please provide us with a sample of your proposed expanded disclosures.

Report of Independent Registered Public Accounting Firm, page 28

4.   We note your response to prior comment number three from our letter dated
        September 19, 2008 in which you conclude it is not necessary to include the
        report of the referenced predecessor auditor in your current filing. We are unable
        to agree with your conclusion. Please note that Rule 2-05 of Regulation S-X
        states that if "part of the examination is made by an independent accountant other
        than the principal accountant and the principal accountant elects to place reliance
        on the work of the other accountant and makes reference to that effect in his
        report, the separate report of the other accountant shall be filed." Accordingly,
        please confirm that your amended filing of your Form 10-KSB will include the
        report dated January 30, 2006 which your principal auditors have referenced in
        their report.

Footnote 3 – Oil and Gas Property Costs, page 38

5.   We note your response to our prior comment number six and continue to be
        unable to agree with your conclusion regarding the capitalization of these
        payments as property acquisition costs. Please contact us at your earliest
        convenience to further discuss this matter.

6.   We note in your response to our prior comment number seven that you have determined the costs in question are not preacquisition contingencies. Please confirm to us that the costs were not liabilities existing at the date of the Access acquisition nor were they for expenses incurred by Access prior to the acquisition date.

7.   In your response to our prior comment number seven you state "we believe that the allocation period for the Access acquisition will end with the filing of our Form 10-K for the year ending October 31, 2008…" We are not in a position to agree that your acquisition of Access necessitates an allocation period in excess of one year from the consummation of the acquisition. Accordingly, please conform your policy to comply with the allocation period definition and guidance in Appendix F of FAS 141.

Footnote 11 – Acquisition of Access Energy Inc. ("Access"), page 43

8.   In regards to our prior comment number nine, we note that your amended warrant agreement with Mr. Burden states "Vesting shall occur upon the entry into an agreement with another First Nations community relating to mineral development on their traditional lands." Please tell us how you intend to implement and interpret this clause and whether you anticipate, as a condition to vesting, any effort to be required by Mr. Burden in obtaining another First Nations mineral development agreement.

Form 10-Q for the Quarterly Period Ended July 31, 2008

Item 1 – Financial Statements

Footnote 3 – Oil and Gas Property Costs, page 10

9.   In your response to our prior comment number eight, we note the "exchange adjustment" in the amount of $247,923 represents a translation adjustment pursuant to paragraphs 12 thru 14 of FAS 52. Please tell us why there is no translation adjustment amount presented in your reconciliation of oil and gas property costs from October 31, 2007 to July 31, 2008.

        We also note your disclosure: "As at July 31, 2008, the Company had paid a total of approximately Cdn$2,098,500 (approximately US$2,049,500) to the BRDN." Please tell us how this amount is derived from, or related to, your other disclosed amounts for property acquisition costs.

Footnote 6 – Stocks and Warrants, page 13

10.   We note from your response to our prior comment number ten that the Stock
        Option Plan will be presented to the shareholders for approval at the annual
        general meeting to be held on December 10, 2008. In your next annual report,
        please expand your proposed disclosure either within the footnotes or within
        management's discussion and analysis to state the amount of expense expected to
        be recognized in the period of the plan's approval and adoption. In responding to
        this comment, please provide us with a sample of your proposed expanded
        disclosure.

Form 8-K Item 1.01 Filed October 16, 2008

11.   We note you have entered into a material definitive agreement with La Loche
        Clearwater Development Authority. Please confirm that you will file the material
        definitive agreement as an exhibit to your next periodic report.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at
(202) 551-3759 if you have questions regarding comments on the financial statements
and related matters. Please contact me at (202) 551-3683 with any other questions.

                                                        Sincerely,

                                                        Jill Davis
                                                        Branch Chief